[redacted]

08029773

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/11

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[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2008
Washington, DC
111

SEC FILE NUMBER
8-48588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Girard Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
455 South Gulph Road

(No. and Street)

King of Prussia (City) Pennsylvania (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin B. Norris 610-337-7640

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.

(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Partners, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DENISE M. LOTKA, Notary Public
Radnor Twp., Delaware County
My Commission Expires December 23, 2011

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- n/a [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- n/a [ ] (m) A copy of the SIPC Supplemental Report.
- n/a [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD PARTNERS, LTD.

Financial Statements

December 31, 2007

GIRARD PARTNERS, LTD.

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Girard Partners, Ltd. as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Partners, Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2008

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

GIRARD PARTNERS, LTD.
Statements of Financial Condition
December 31, 2007 and 2006

Assets

	2007	2006
Current Assets		
Cash and cash equivalents	$ 35,453	$ 24,155
Accounts receivable (net of allowance for doubtful accounts of $488 and $0 in 2007 and 2006, respectively)	1,955	0
Unbilled fees and accrued commissions	332,888	256,502
Prepaid expenses	14,682	6,729
Total Current Assets	384,978	287,386
Furniture and equipment (net of accumulated depreciation of $74,104 and $63,061 in 2007 and 2006, respectively)	12,914	22,417
Other Assets		
Security deposit	7,305	7,305
Total Other Assets	7,305	7,305
Total Assets	$ 405,197	$ 317,108

Liabilities and Stockholders' Equity

	2007	2006
Current Liabilities		
Accounts payable and accrued expenses	$ 10,814	$ 5,138
Payroll taxes payable	8,475	7,010
Total Current Liabilities	19,289	12,148
Total Liabilities	19,289	12,148
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized and 100 shares issued and outstanding	16,500	16,500
Additional paid-in capital	21,000	21,000
Retained earnings	348,408	267,460
Total Stockholders' Equity	385,908	304,960
Total Liabilities and Stockholders' Equity	$ 405,197	$ 317,108

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Advisory and consulting fees	$ 1,154,682	$ 847,039
Dealer income	125,535	127,409
Insurance/annuity commissions	11,099	708
Operating Revenue	1,291,316	975,156
Investment income	890	1,558
Rental income	17,400	17,400
Other income	35,000	1,500
Other Revenue	53,290	20,458
Total Revenue	1,344,606	995,614
Expenses		
Salaries	786,478	585,570
Payroll taxes	54,676	47,344
Employee benefits	43,233	31,885
Retirement contributions	36,891	17,181
Auto expense	5,925	5,606
Bank charges	375	291
Contributions	0	525
Depreciation	11,043	12,502
Insurance	6,014	7,538
Legal and professional fees	32,842	49,659
Loss on trading errors	1,418	1,453
Marketing	68,192	29,176
Miscellaneous	4,349	687
Office expense	49,377	37,103
Other tax	3,389	1,402
Registration fee	9,770	8,648
Rent	78,276	74,519
Telephone	11,288	11,768
Travel and entertainment	31,519	24,048
Utilities	8,603	8,043
Total Expenses	1,243,658	954,948
Net Income	$ 100,948	$ 40,666

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock				
	Number of Shares	Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	100	$ 16,500	$ 21,000	$ 226,794	$ 264,294
Net Income for Year Ended December 31, 2006				40,666	40,666
Balance, December 31, 2006	100	16,500	21,000	267,460	304,960
Shareholder Distributions				(20,000)	(20,000)
Net Income for Year Ended December 31, 2007				100,948	100,948
Balance, December 31, 2007	100	$ 16,500	$ 21,000	$ 348,408	$ 385,908

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Net income	$ 100,948	$ 40,666
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	11,043	12,502
Change in operating assets and liabilities:		
Unbilled fees and accrued commissions	(76,386)	(56,231)
Accounts receivable	(1,955)	409
Prepaid expenses	(7,953)	(1,086)
Accounts payable and accrued expenses	5,676	(6,339)
Payroll taxes payable	1,465	(9,354)
Net Cash Provided (Used) by Operating Activities	32,838	(19,433)
Cash Flows from Investing Activities		
Purchase of property and equipment	(1,540)	0
Net Cash Used by Investing Activities	(1,540)	0
Cash Flows from Financing Activities		
Distributions to stockholders	(20,000)	0
Net Cash Used by Financing Activities	(20,000)	0
Increase (Decrease) in Cash and Cash Equivalents	11,298	(19,433)
Cash and Cash Equivalents, Beginning	24,155	43,588
Cash and Cash Equivalents, Ending	$ 35,453	$ 24,155
Schedule of Interest and Income Taxes Paid		
Interest	$ 0	$ 0
Income taxes	$ 0	$ 0

See Accompanying Notes.

Note 1 – Nature of Operations

Girard Partners, Ltd. was organized as a Pennsylvania corporation on March 9, 1995 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 17 of the Securities Exchange Act of 1934. The Company provides investment advisory services as well as estate and tax planning, financial record keeping and other fiduciary services.

Note 2 – Summary of Significant Accounting Principles

Recognition of Income

Investment advisory fees are billed after each quarter end and are based upon portfolio values at the end of the quarter. Investment advisory fees for the fourth quarter were estimated by management based upon third quarter billings and assets under management for the fourth quarter. Dealer load and trail fees for December were estimated by management based upon prior history and known transactions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Note 2 – Summary of Significant Accounting Principles, Continued

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

Advertising Costs

Advertising costs are expensed when incurred.

Note 3 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $16,164, which was $11,164 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.19 to1.

Note 5 – Leases

Effective February 1, 2005, the Company's lease for office space was amended to extend the lease term through May, 2008. Rent expense, including common area charges, for 2007 and 2006 was $78,276 and $74,519, respectively. The Company subleases a portion of the space on a month-to-month basis. Total rental income for 2007 and 2006 was $17,400. The Company also entered into a thirty-nine (39) month automobile lease beginning in August, 2004. The monthly payment required is $485. Future minimum lease payments are as follows:

Year Ended December 31,	Lease Payments
2008	$ 32,396
	$ 32,396

Note 6 – Retirement Plans

Effective February 26, 2001, the Company established a savings incentive match plan for employees (SIMPLE) under section 408(p) of the Internal Revenue Code. All employees are eligible to participate in the plan. The Company was required to make either matching contributions up to a limit of 3% of the employees' compensation or nonelective contributions equal to 2% of the eligible employees' contribution. The Company's contributions under this plan amounted to $17,181 for year ended December 31, 2006.

Effective January 1, 2007, the Company terminated the SIMPLE Plan and rolled all assets into a newly established 401(k) profit sharing plan. Employees who have attained age 21 and who have completed one year of service are eligible to participate in the plan. For each calendar year, the Company is required to make a safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the employee's compensation for the plan year. The Company's contributions under this plan amounted to $36,891 for the year ended December 31, 2007.

Note 7 – Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2007:

	Useful Life	Cost
Computer equipment and software	3 – 5 years	$ 13,687
Office equipment	5 years	10,344
Office furniture	7 – 10 years	62,987
		87,018
Accumulated depreciation		(74,104)
Total Furniture and Equipment		$ 12,914

Depreciation expense amounted to $11,043 and $12,502 for the years ended December 31, 2007 and 2006, respectively.

Note 8 – Commitment and Contingencies

The Company has entered into a referral agreement with TD Ameritrade dated August 27, 2007. The agreement requires the Company to pay a referral fee of 15% of all advisory fees received from clients referred from TD Ameritrade subject to a minimum fee of $10,000 per year. Referral fee expense under this agreement amounted to $30,677 in 2007 and is included in marketing expense in the Company's Statement of Income. The agreement may be terminated by either party with written notice at any time. However, the Company is still liable for all provisions under this agreement, except the $10,000 minimum annual fee, for as long as referred clients continue to retain the Company for advisory services.

Note 9 – Shareholders' Agreement

The Company and all of its stockholders have entered into an agreement whereby no stockholder may transfer shares without first offering the Company and the remaining stockholders the right of first refusal. Upon the death of a stockholder, the Company is obligated to buy all of the shares held by the deceased stockholder at a price determined under the Shareholders' Agreement unless the remaining stockholders agree to purchase some or all of the shares.

SUPPLEMENTARY INFORMATION

GIRARD PARTNERS, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Net Capital		
Total Stockholders' Equity from Statement of Financial Condition	$	385,908
Deduct Nonallowable Assets		
Unbilled fees and accounts receivable		334,843
Security deposit		7,305
Prepaid expenses		14,682
Furniture and equipment at depreciated cost		12,914
		369,744
Net Capital Before Haircut on Securities		16,164
Haircut on Securities Held		0
Net Capital	$	16,164
Aggregate Indebtedness		
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$	19,289
Items Not Included in Statement of Financial Condition		
Market value of securities borrowed for which no equivalent value is paid or credited		0
Other unrecorded amounts		0
Total Aggregate Indebtedness	$	19,289
Computation of Basic Net Capital Requirement		
Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,286
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$	5,000
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	11,164
Excess Net Capital at 1,000 percent	$	14,235
Ratio: Aggregate Indebtedness to Net Capital		1.19 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	19,343
Reconciling Differences		
Other audit adjustments (net)		(3,179)
Net Capital per Above	$	16,164

GIRARD PARTNERS, LTD.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2007

The Company is exempt from rule 15c3-3 and falls under the provisions of rule 15c3-3(k)(2)(i) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BK&I

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Girard Partners, Ltd. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2008

Beucler, Kelly & Irwin, Ltd.

END